United States securities and exchange commission logo





                              September 8, 2021

       Achilles M. Perry
       Vice President and General Counsel     Capital Markets
       Canadian Imperial Bank of Commerce
       425 Lexington Avenue     3rd Floor
       New York, New York, 10017

                                                        Re: Canadian Imperial
Bank of Commerce
                                                            Registration
Statement on Form F-3
                                                            Filed September 1,
2021
                                                            File No. 333-259240

       Dear Mr. Perry:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-3

       Description of Debt Securities
       General, page 2

   1. Noting the disclosure that you will file a prospectus supplement disclosing the material tax consequences of the
original issue discount securities and the debt securities, please revise this filing to disclose
to the extent practicable the material U.S. federal income tax consequences of the
registered securities or advise. Please also advise whether
                                                        you plan to file tax
opinions relating to the tax consequences of the registered securities.
       Part II
       Item 9. Exhibits, page II-2

   2. Please file a legal opinion relating to the validity of registered common shares.
 Achilles M. Perry
Canadian Imperial Bank of Commerce
September 8, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Jessica Livingston at 202-551-3448 or Sandra Hunter Berkheimer at 202-
551-3758 with any other questions.



FirstName LastNameAchilles M. Perry                        Sincerely,
Comapany NameCanadian Imperial Bank of Commerce
                                                           Division of
Corporation Finance
September 8, 2021 Page 2                                   Office of Finance
FirstName LastName